News Release
B2Gold Releases its Second Annual Responsible Mining Report – Raising the Bar

Vancouver, June 14, 2018 - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that it has launched its second annual Responsible Mining Report. The report provides a detailed overview of the Company’s economic, governance, environmental and social performance in 2017.

Highlights from the 2017 report include:

People

B2Gold maintains a minimal expatriate employment rate at all of its operations by recruiting people at a local and national level, and by providing quality training. Across all of B2Gold’s operations, only 4% of the total workforce are expatriate employees. In 2017, the Company completed construction of its Fekola Mine in Mali and managed to retain over 80% of its Malian team (B2Gold currently has 765 people in operations) through skills training from construction to operations roles.

Health & Safety

B2Gold’s commitment to the health and safety of its people is a top priority. In 2017, the Company improved its already impressive company-wide safety performance record by reducing the Lost-Time Injury (“LTI”) rate by 50%, with zero LTIs for 965 days or 2.6 years at the Masbate operations and 753 days or 2.1 years at the Fekola operations (as of May 30, 2018).

Human Rights

B2Gold continues its proactive approach to human rights due diligence. In 2017, the Company completed human rights assessments at its operations in Mali and the Philippines. The report summarizes the results of these initiatives and the Company’s plans for continuing assessments and training, in alignment with the Voluntary Principles on Security and Human Rights at its other operations.

Environment

B2Gold is committed to minimizing the impact on, and conserving the quality of, the natural environment in the areas where the Company operates. The report showcases the new solar power plant at the Otjikoto Mine in Namibia (see news release dated 06/05/2018) and how B2Gold is going beyond compliance by restoring coral reef systems in a newly-established marine protection area in the Philippines. Damage to the reef has been caused by aggressive overfishing and destructive fishing practices.

“Our principles of fairness, respect, transparency and accountability are enduring,” said Clive Johnson, President & CEO, in the report’s opening message. “B2Gold will continue to demonstrate to our stakeholders – government authorities, community members, and financial partners – that responsible mining practices are at our core.”

The report was compiled in accordance with the Global Reporting Initiative Standards, Core option, and the G4 Mining and Metals Sector Disclosures.

To view or download a copy of B2Gold’s 2017 Responsible Mining Report please visit www.b2gold.com/_resources/B2Gold_RMR2017_Interactive.pdf.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, low-cost Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 910,000 and 950,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550 per ounce, and consolidated AISC are projected to be between $780 and $830 per ounce.

ON BEHALF OF B2GOLD CORP.

“Clive Johnson”
President & CEO

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production forecasts presented in this news release reflect the total production at the mines the Company operates on a 100% basis.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration, operations, production and other activities and achievements of the Company, including but not limited to: consolidated 2018 gold production forecast being between 910,000 and 950,000 ounces of gold and such representing an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017; and estimated consolidated cash operating costs and AISC per ounce for 2018. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks related to financing and debt, including potential restrictions imposed on the Company’s operations as a result thereof and the ability to generate sufficient cash flows; risks related to operations in foreign and developing countries and compliance with foreign laws, including those associated with operations Mali, Namibia, the Philippine, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including local instability (including the current ongoing instability in Nicaragua) or acts of terrorism and the effects thereof; risks related to reliance upon contractors, third parties and joint venture partners; risks related to lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the final outcome of the audit by the DENR in relation to the Masbate Project; ability to maintain adequate internal control over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures: This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at the Websites or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures and a reconciliation of such measures to IFRS terms.